   As filed with the Securities and Exchange Commission on October 23, 1998

                                                            Registration No. ___
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                ________________



                                   FORM 10/A
                  General Form for Registration of Securities

                      Pursuant to Section 12(b) or (g) of
                      The Securities Exchange Act of 1934

                                ________________


                             EBS LITIGATION, L.L.C.
             (Exact name of registrant as specified in its charter)

                                ________________

          Delaware                                               13-3989964

(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                                ________________

                                 Peter N. Wang
                      c/o Friedman, Wang & Bleiberg, P.C.
                                 90 Park Avenue
                            New York, New York 10016
                                 (212)682-7474

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

       Securities to be registered pursuant to Section 12(g) of the Act:

                            Class A Membership Units

                           FORWARD-LOOKING STATEMENTS

          This Registration Statement contains forward-looking statements concerning the Class A Membership Units of EBS Litigation, L.L.C.
(the "Company"). Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "seek," "estimate," "project" and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Actual results could differ materially from those contemplated by these forward-looking statements as a result of many factors, including those described below. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Registration Statement will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their respective dates.


ITEM 1.   BUSINESS

          Unless otherwise noted, all references to "the Company" shall mean EBS Litigation, L.L.C., a Delaware limited liability company.

Background

          On September 9, 1997, the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") entered an order in accordance with section 1129 of the Bankruptcy Code, 11 U.S.C. (S)(S) 101-1330, et seq., (the "Bankruptcy Code") confirming the Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Plan") filed by Edison Brothers Stores, Inc. ("Edison") and its affiliated debtors in possession (collectively with Edison, the "Debtors"). The Plan became effective on September 26, 1997 (the "Effective Date").

          The Company was established pursuant to the Plan and the EBS Litigation, L.L.C. Members Agreement (the "Members Agreement"). Pursuant to the Plan, each holder of an Allowed General Unsecured Claim (as defined in the Plan) against Edison was entitled to receive a distribution on account of such claim which included, among other consideration, the holder's pro rata share of the Company's Class A Membership Units in the Company. The initial distribution date under the Plan occurred on or about December 12, 1997 (the "Initial Distribution Date"). Accordingly, in late December of 1997, holders of Allowed General Unsecured Claims began receiving membership certificates evidencing their ownership of Class A Membership Units in the Company. As of June 30, 1998, there were 9,470,659 Class A Membership Units and 529,341 Class B Membership Units of the Company issued and outstanding. Between September 25, 1997 and June 30, 1998, no transfers of beneficial ownership of Class A Membership Units in the Company were recorded on the membership register maintained by Norwest Bank Minnesota, N.A., the Company's Disbursing and Transfer Agent (in such capacity, the "Transfer Agent"). See "Item 11. Description of Registrants Securities to be Registered" for a description of the Class A Membership Units. Holders of the Class A Membership Units are referred to hereinafter collectively as the "Members" and individually as a "Member."

          The Plan further provided for the Debtors' transfer to the Company of their right, title and interest in and to all of the Debtors' potential fraudulent transfer causes of action, under the Bankruptcy Code or applicable state law, arising in connection with (a) the June 29, 1995 distribution by Edison of approximately 4,404,560 shares of common stock (the "D&B Common Stock") in Dave & Buster's Inc., a Missouri corporation ("Dave & Busters"), to holders of Edison common stock (the "D&B Spinoff Stockholders") in the form of a dividend; and (b) all related transactions (the "D&B Spinoff"). The causes of action relating to the D&B Spinoff are referred to herein as the "Unresolved Avoidance Claims." Following transfer of the Unresolved Avoidance Claims to the Company, the Plan provided for the appointment of the Company as the representative of the Debtors' estates for the purpose of retaining and enforcing the Unresolved Avoidance Claims in accordance with section 1123(b)(3)(B) of the Bankruptcy Code and the Members Agreement.

          The Plan further obligated the Debtors to transfer the "L.L.C. Funding Amount," in an amount designated by the Official Committee of Unsecured Creditors appointed in the Debtors' chapter 11 cases (the "Creditors' Committee"), to the Company on the Effective Date. The Creditors' Committee designated $2 million as the L.L.C. Funding Amount payable to the Company; such L.L.C. Funding Amount was paid to the Company on October 16, 1997.

Formation of the Company and Summary of
Certain Provisions of the Members Agreement

     Formation

          In accordance with the Plan, the Certificate of Formation of the Company was filed on September 24, 1997 with the office of the Delaware Secretary of State, for the purpose of forming the Company as a limited liability company under the provisions and subject to the requirements of the State of Delaware, and in particular the Delaware Limited Liability Company Act, Del. Code Ann. tit.6, ch. 18 (the "Delaware Act"). The Certificate of Formation became effective, thereby providing for the formation of the Company on September 25, 1997 (the "Inception Date").

     Purposes

          The Company was organized for the exclusive purposes of (a) prosecuting, settling and/or liquidating the Unresolved Avoidance Claims; (b) receiving and administering all assets of the Company (i.e., the cash proceeds of the Unresolved Avoidance Claims or "Avoidance Claim Proceeds" as well as other property or proceeds received by the Company); and (c) distributing the net Avoidance Claim Proceeds to holders of Membership Units in the Company pursuant to the terms of the Members Agreement. The Company has no objective to engage in the conduct of any trade or business. In essence, the Company constitutes a vehicle for (a) converting the Unresolved Avoidance Claims to cash, whether by means of the D&B Spinoff Settlement (as defined in the Plan) or other settlement, or enforcement of a judgment ultimately obtained; and then (b) distributing all net cash to holders of Membership Units in the Company. See "-- Term of the Company."

     Administration and the Manager

          The Company Assets are administered, and the affairs of the Company are managed, by the Manager. The Manager of the Company, as duly designated by the Creditors' Committee, is Peter N. Wang (in such capacity, the "Manager"). The principal office of the Company is maintained at the principal office of the Manager, which is the law office of Friedman, Wang & Bleiberg, P.C. ("FWB"), 90 Park Avenue, New York, New York 10016. The telephone number is (212) 682-7474.

          In furtherance of the Company's purposes and subject to the retained jurisdiction of the Bankruptcy Court as provided for in the Plan, the Manager is obligated to make continuing efforts to (i) prosecute, settle and/or liquidate the Unresolved Avoidance Claims, based upon the assessment of the Manager, with the advice of counsel and consultants retained by the Manager, of (A) the likelihood that the Company will prevail on the merits, (B) the possible recovery on such litigation, (C) the estimated cost (and attendant delay) of such litigation, (D) the offer of settlement, (E) the resources of the Company that are available for prosecuting the Unresolved Avoidance Claims, and (F) any other matters that the Manager deems to be relevant to such assessment, and (ii) make distributions of Avoidance Claim Proceeds; in each case in an expeditious but orderly manner intended reasonably to maximize the value of such distributions to the Members, but subject to the judgment and discretion of the Manager and the provisions of the Members Agreement. The Manager will not be liable or accountable, in damages or otherwise, to the Company or to any Member for any action or inaction, except in the case of his willful breach of a material provision of the Members Agreement or gross negligence in connection with the performance of his duties under the Members Agreement. See "Item 12. Indemnification of Directors and Officers."

          The Manager is empowered to retain (and make reasonable compensation and reimbursement from the Company Assets to) such independent experts and advisors (including, but not limited to, law firms, tax advisors, consultants, or other professionals) as the Manager may select to aid in the performance of his duties and responsibilities and to perform such other functions as may be appropriate in furtherance of the intent and purpose of the Members Agreement.

          The Members Agreement also requires the Manager to designate one of the Members as the "Tax Matters Partner" (as defined in the Section 6231 of the Internal Revenue Code). The Tax Matters Partner is required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities and to expend Company funds for professional services associated therewith. The Tax Matters

Partner also arranges for the preparation and timely filing of all returns required to be filed by the Company and the distribution of Form K-1 or other similar forms to all Members. In accordance with the Members Agreement, the Manager has designated Citibank, N.A., through its authorized representative Randolph I. Thornton, Jr., to serve as the Tax Matters Partner of the Company.

          The Manager has selected the law firm of Jones, Day, Reavis & Pogue ("Jones Day") to serve as counsel to the Company. Jones Day's principal duties as counsel for the Company involve the prosecution of the D&B Spinoff Litigation (as defined below) and related negotiations. Prior to the Effective Date, Jones Day served as counsel to the Creditors' Committee. The Manager has selected PricewaterhouseCoopers LLP to provide the Company with financial reporting and consulting services as well as tax-related services. Norwest Bank Minnesota, N.A., which serves as the Disbursing Agent under the Plan, maintains the ownership registers of the Company and, at the direction of the Manager, coordinates distributions to Members of the Company, is custodian of the Company's funds and performs related administrative duties. Rubin, Brown, Gornstein & Company, LLP serves as the Company's independent auditors.

          Subject to the retained jurisdiction of the Bankruptcy Court as provided for in the Plan, but without prior or further authorization, the Manager may control and exercise authority over the Company's assets, over the acquisition, management and disposition thereof and over the management and conduct of the Company to the extent necessary to enable the Manager to fulfill the intent and purposes of the Members Agreement. No person dealing with the Company is obligated to inquire into the authority of the Manager in connection with the acquisition, management or disposition of the Company's assets. In connection with the administration of the Company's assets and the management of the Company's affairs, the Manager has the power to take any and all actions as, in the Manager's sole discretion, are necessary or advisable to effectuate the purposes of the Company, including, without limitation, the power and authority to (i) distribute the Company's assets to Members in accordance with the terms of the Members Agreement, (ii) sell, convey, transfer, assign, liquidate or abandon the Company's assets (including without limitation the Unresolved Avoidance Claims), or any part thereof or any interest therein, upon such terms and for such consideration as the Manager, in its sole discretion, may deem desirable, (iii) endorse the payment of notes or other obligations of any person or to make contracts with respect thereto, (iv) borrow such sums of money, at any time and from time to time, for such periods of time, upon such terms and conditions, from such persons, for such purposes as may be deemed advisable, and
(v) appoint, engage, supervise and compensate such officers, employees and agents of the Company and such other persons, as may be deemed necessary or desirable. The Manager will not at any time, on behalf of the Company or the Members, enter into or engage in any trade or business, and no part of the Company's assets will be used or disposed of by the Manager in furtherance of any such trade or business. All decisions and actions taken by the Manager under the authority of the Members Agreement will be binding upon all of the Members and the Company. Without the consent of all of the Members, the Manager may not (i) take any action in contravention of the Members Agreement; (ii) take any action which would make it impossible to carry on the activities of the Company; or (iii) possess property of the Company or assign the Company's rights in specific property for other than Company purposes.

     Term of the Company; Dissolution

          The Company's existence will terminate (unless dissolved earlier) on the third anniversary of the Effective Date unless extended by the Manager (with the approval of the Bankruptcy Court) for one or more successive periods of two years each if the Company's assets have not been fully liquidated and distributed or all Disputed General Unsecured Claims (as defined in the Plan) have not been resolved. The Company will be dissolved only upon the earlier to occur of: (i) termination of the Company's existence; (ii) the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Company to be bankrupt and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal; or (iii) the unanimous written agreement of all Members. In the event of the Company's dissolution, following the payment of, or provision for, all debts and liabilities of the Company and all expenses of liquidation, and subject to the right of the Liquidating Agent (as defined in the Members Agreement) to set up reasonable cash reserves for any contingent or unforeseen liabilities or obligations of the Company, all assets of the Company (or the proceeds thereof) will be distributed to holders of Class A Membership Units in accordance with their respective Capital Account (as defined in the Members Agreement) balances. No Member will have any recourse against Edison or any other Member for any distributions with respect to such Member's Capital Account balances. See "Item 11. Description of Registrant's Securities To Be Registered."

THE COMPANY'S OPERATIONS SINCE INCEPTION


     Commencement of Litigation

          On September 29, 1997, the Company, as the assignee of the Unresolved Avoidance Claims, filed a complaint (the "Complaint") with the Bankruptcy Court, commencing the prosecution of all Unresolved Avoidance Claims against the D&B Spinoff Stockholders, Dave & Busters, and their current management. The lawsuit is pending before the Bankruptcy Court as Adversary Proceeding No. A-97-171 (the "D&B Spinoff Litigation"). The Complaint filed by the Company alleged, among other things, that Edison had not received reasonably equivalent value for the D&B Common Stock and certain realty holdings valued at approximately $7.3 million in connection with the D&B Spinoff, and thus sought to recover the D&B Common Stock, or the value thereof, from the D&B Spinoff Stockholders.

          The Company also filed a Motion to Certify Defendant Class, requesting that the Bankruptcy Court permit the Company to prosecute the D&B Spinoff Litigation as a defendant class action. A defendant class action is a procedural device whereby the plaintiff, in this case the Company, can identify a limited number of qualified defendants to represent the interests of a larger number of similarly situated defendants and upon prevailing, can take judgment against all defendants. Certification of a defendant class and designation of class representatives permits the plaintiff to obtain uniform relief from all defendants by removing the inefficiencies and risks of inconsistent or varying adjudications with respect to individual members of the class. The Company initially identified 11 parties to serve as class representatives. See
"-- Status of D&B Spinoff Litigation as of June 30, 1998".

          In addition to seeking recovery of the D&B Spinoff Stock or its value from the D&B Spinoff Stockholders, the Complaint sought to recover approximately $7.3 million which was transferred to insiders of Dave & Busters by subsidiaries of Edison. Specifically, the Complaint alleged that Edison paid a $3.75 million dividend to one subsidiary, and satisfied an antecedent debt of $3.55 million to another subsidiary, for the sole purpose of providing cash to pay advances to certain individual defendants. The Complaint sought recovery of these cash transfers from defendants Dave & Busters, D&B Realty Holding, Inc., and the named individuals (collectively, the "Spinoff-Related Defendants"). On October 30, 1997, the Spinoff-Related Defendants filed a joint answer, generally denying the relevant allegations of the Complaint, setting forth certain affirmative defenses and demanding a trial by jury. The Spinoff-Related Defendants also filed a Motion for a Determination that the proceeding is a Core Proceeding (which is a proceeding over which a bankruptcy court may preside in accordance with 28 U.S.C.(S) 157(d)), which was granted without objection, as well as a Motion for Withdrawal of Reference, seeking withdrawal of the D&B Spinoff Litigation to the United States District Court for the District of Delaware (the "District Court"). The Motion for Withdrawal of Reference is currently under consideration by the Honorable Sue L. Robinson of the District Court. In recognition of the differing actions against (a) the D&B Spinoff Stockholders and (b) the Spinoff-Related Defendants, on March 30, 1998, with the consent of the Bankruptcy Court, the Company bifurcated the cases against these two categories of defendants. All proceedings relating to the Spinoff-Related Defendants, regardless of which forum presides over such proceedings, will be conducted separately from the proceedings relating to the D&B Spinoff Stockholders. At present, the Company and the Spinoff-Related Defendants are engaged in negotiations relating to settlement of the Company's claims against the Spinoff-Related Defendants. There can be no assurance, however, that the parties will agree to the terms of consensual settlement, or what the terms of any such settlement might be. July 8, 1998 was the deadline for mandatory discovery-related disclosure in accordance with Federal Rule of Civil Procedure 26(a). The Company also has served the Spinoff-Related Defendants with certain additional discovery.

     The D&B Spinoff Settlement

          Notwithstanding commencement of the D&B Spinoff Litigation, each D&B Spinoff Stockholder had the right to obtain a release of all Unresolved Avoidance Claims against it by participating in the D&B Spinoff Settlement provided for in the Plan. In order to participate in the D&B Spinoff Settlement, a D&B Spinoff Stockholder was obligated to exercise one of three settlement options outlined in the Plan. The three settlement options permitted D&B Spinoff stockholders to participate by means of (a) exercising a specified number of rights granted to Edison stockholders under the Plan; (b) paying cash to the Company in an amount equal to the D&B Spinoff Release Minimum Purchase Price described below; or (c) a combination of rights exercised and cash paid, all as determined in accordance with formulas set forth in the Plan. Most of the D&B Spinoff Stockholders who elected to participate in the D&B Spinoff Settlement elected the settlement option (the "Direct Purchase Option") involving the payment of the "D&B Spinoff Release Minimum Purchase Price," which was equal to the product of (a) $5.6593, and (b) the number of shares of D&B Common Stock that such D&B Spinoff Stockholder received in connection with the D&B Spinoff.

          The Plan provided for the expiration of the D&B Spinoff Settlement Period on the 30th day after the Effective Date. The Company elected to extend such period for the Direct Purchase Option until March 30, 1998. It was determined that such an extension was in the best interests of the Company, as it permitted the recovery of approximately $4.5 million in D&B Spinoff Settlement Proceeds from defendants who were not able to accept the D&B Spinoff Settlement Offer by the initial deadline, for reasons including, without limitation, (a) the time lag attendant to the transmission of settlement-related documents from record holders to their beneficial holders, and (b) the desire of certain D&B Spinoff Stockholders to consult with counsel or other advisors prior to participating in the D&B Spinoff Settlement.

          As of June 30, 1998, the D&B Spinoff Settlement Proceeds that had been received by the Company aggregated approximately $12,800,000. This sum represents the aggregate settlement amount paid by D&B Spinoff Stockholders of approximately 2.4 million shares of D&B Common Stock. Holders of approximately 2 million remaining shares did not participate in the D&B Spinoff Settlement. For procedural reasons, the Company is only seeking recovery against D&B Spinoff Stockholders who received more than 55 shares of D&B Common Stock in the D&B Spinoff.

STATUS OF D&B SPINOFF LITIGATION AS OF JUNE 30, 1998

          On November 21, 1997, the Company temporarily withdrew its Motion to Certify Defendant Class, in light of the fact that each of the proposed class representatives had elected to participate in the D&B Spinoff Settlement. Following efforts to identify adequate class representatives to replace the initial proposed class representatives, on March 6, 1998, the Company filed (a) its Motion to File Amended Class Complaint, requesting leave to file an amended complaint (the "Amended Complaint") substantively similar to the Complaint but identifying new proposed class representatives; and (b) a Renewed Motion to Certify Defendant Class. On March 30, 1998, the Bankruptcy Court granted each of these motions. The Bankruptcy Court's Order Certifying Defendant Class Action (the "Class Certification Order") certified the following defendant class (the "Defendant Class") as a mandatory defendant class pursuant to Rule 23(b)(1) of the Federal Rules of Civil Procedure:

          All persons or entities who were the beneficial or legal recipients of at least 55 shares of the June 1995 transfer of 4,404,560 shares of Dave and Busters stock from Edison except those persons or entities who have obtained a release of Unresolved Avoidance Claims, as defined in the Plan, that was confirmed on September 9, 1997.

          The Class Certification Order designated the following entities (collectively, the "Class Representatives") to represent the Defendant Class:
Barclays Global Investors, N.A.; Greentree Partners; Greenway Partners; Wilshire Associates, Inc; and WKW Asset Management.

          On May 22, 1998, Class Representative Wilshire Associates, Inc. filed a motion under Federal Rule of Civil Procedure 12(b)(6), seeking the Bankruptcy Court's determination that Wilshire Associates, Inc. is not a proper party to the D&B Spinoff Litigation. Wilshire Associates, Inc. asserts that it merely serves as the nominee record holder of D&B Spinoff Stock, for the benefit of a number of persons who have not thus far been identified. The Company has filed a response to such motion, indicating that it will consent to dismissal of Wilshire Associates, Inc. from the D&B Spinoff Litigation if Wilshire Associates, Inc. identifies, voluntarily or in accordance with an order of the Bankruptcy Court, the persons for whose benefit it holds D&B Spinoff Stock.

          The Class Representatives selected Edward McNally and the Wilmington, Delaware law firm of Morris, James, Hitchens & Williams ("Class Counsel") to represent the Defendant Class. On June 8, 1998, Class Counsel filed a motion seeking payment of all fees and costs relating to the D&B Spinoff litigation. The Bankruptcy Court has not yet ruled on the motion, which the Company opposes. Following official appointment of Class Counsel by the Bankruptcy Court, the Bankruptcy Court established June 30, 1998 as the deadline for Class Counsel to move for decertification of the Defendant Class, if Class Counsel determined that such a motion was appropriate. On July 1, 1998, the Defendant Class filed a motion requesting decertification of the Defendant Class. The Company filed its response thereto on July 14, 1998. On July 20, 1998, the Defendant Class filed a motion to dismiss the Amended Complaint. The Company's response is due August 10, 1998.

          The Company intends to prosecute the D&B Spinoff Litigation vigorously, and to pursue the maximum available recoveries. While there can be no assurances as to the Company's ultimate total recovery given the uncertainties associated with litigation, at this juncture it is estimated that such recoveries will exceed the costs of further prosecuting the D&B Spinoff Litigation.

ITEM 2.   FINANCIAL INFORMATION

     Selected Consolidated Financial Data

          The following summary operating and balance sheet data sets forth selected consolidated financial information of the Company as of and for the period ended December 31, 1997, since the Inception Date and as of and for the three months ended March 31, 1998 and as of and for the three and six month periods ended June 30, 1998. The selected consolidated financial data at and for the period ended December 31, 1997 has been derived from the Company's financial statements, which were audited by Rubin, Brown, Gornstein & Company, LLP. The selected consolidated financial data as of and for the three months ended March 31, 1998 and as of and for the three and six month periods ended June 30, 1998 has been derived from the Company's unaudited financial statements. The following information should be read in conjunction with the Company's financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," presented below.

                                                                   Three Months        Three        Six Months
                                                  Period Ended        Ended         Months Ended       Ended
                                                   December 31,   March 31, 1998   June 30, 1998   June 30, 1998
                                                    1997/(1)/       (unaudited)     (unaudited)     (unaudited)
                                                    ---------       -----------     -----------     -----------
Operating Statement Data:
Defendant payment revenue/(2)/...............      $ 9,991,975      $   283,621      $2,571,856      $2,855,477
Interest income..............................          106,048          147,849          98,579         246,428
Expenses.....................................          175,587          183,354         170,254         353,608
Net income (loss)............................        9,922,436          248,116      $2,500,181       2,748,297
Distribution per Class A Membership Unit/(3)/              -0-              -0-            0.70            0.70

Balance Sheet Data (at period end):
Property, plant and equipment, net...........              -0-              -0-             -0-             -0-
Total assets.................................      $12,069,695      $12,352,282      $7,749,424      $7,749,424
Accrued expenses.............................          147,259          181,730         182,236         182,236
Working capital..............................       11,922,436       12,170,552       7,567,188       7,567,188
Long-term debt...............................              -0-              -0-             -0-             -0-
Members' equity..............................       11,922,436       12,170,552       7,567,188       7,567,188

-------------------------
(1)  The Company's inception was September 25, 1997.
(2) On August 26, 1998, the Company received a total of $2.1 million of settlement proceeds from Dave & Busters that will be available for future distributions to Class A Membership Unit holders.
(3) On October 8, 1998, the Company distributed $6.6 million to all Class A Membership Unit holders of record as of October 1, 1998.

     Management's Discussion and Analysis of Financial Condition and Results of Operations

          The following is a discussion and analysis of the financial condition at, and results of operations of the Company for, the period ended December 31, 1997 and the three months ended March 31, 1998 and of certain factors that may affect the Company's prospective financial condition and results of operations. The following should be read in conjunction with the Company's financial statements and notes thereto appearing elsewhere herein. References herein to the period ended December 31, 1997 are to the period from September 25, 1997 to December 31, 1997.

          The Company, which was formed pursuant to the Plan and the Members Agreement, is a limited purpose entity which may not engage in any trade or business. The Company was organized for the exclusive purposes of (a) prosecuting, settling and/or liquidating the Unresolved Avoidance Claims, (b) receiving and administering the Avoidance Claim Proceeds, and (c) distributing the net Avoidance Claim Proceeds to holders of the Company's Class A Membership Units pursuant to the terms of the Members Agreement.

          On October 16, 1997, the Company received the L.L.C. Funding Amount of $2 million. The Company recognizes income from amounts received from the prosecution, settlement and liquidation of the Unresolved Avoidance Claims. To date, the Company has only received settlement amounts. During the period ended December 31, 1997, the Company received $10.0 million in D&B Spinoff Settlement Proceeds. The D&B Spinoff Settlement Period was to initially expire on October 27, 1997, at which time the Company had received approximately $7,779,974 million in D&B Spinoff Settlement Proceeds. However, many defendants were not able to accept the D&B Spinoff Settlement by the initial deadline for reasons including, without limitation, (a) the time lag attendant to the transmission of settlement-related documents from record holders to their beneficial holders, and (b) the desire of certain D&B Spinoff Stockholders to consult with counsel or other advisors prior to participating in the D&B Spinoff Settlement. The Manager therefore decided that an extension of the D&B Spinoff Settlement Period was in the best interests of the Company. The extension permitted the recovery of additional D&B Settlement Proceeds of approximately $2.2 million between October 27, 1997 and December 31, 1997 and approximately $284,000 in the three months ended March 31, 1998. From March 31, 1998 through June 30, 1998, the Company received $2.5 million of additional settlement amounts from D&B Spinoff Stockholders (as defined in the Plan), which will be recognized as income in the second quarter. The Company expects to recognize defendant payment revenue in future periods as the Unresolved Avoidance Claims are prosecuted, settled further, or both. However, there can be no assurance that the Company will recognize any further defendant payment revenue.

          The Company also recognizes income from interest earned on Avoidance Claim Proceeds. The Company invests Avoidance Claim Proceeds in a money market fund investing solely in direct obligations of the United States Government. The Members Agreement permits all funds received by the Company to be temporarily invested in United States treasury bills and notes with maturities of 12 months or less, institutional money market funds, and demand or time deposits with U.S. federal or state commercial banks having primary capital of not less than $500 million. During the period ended December 31, 1997 and the three months ended March 31, 1998, the Company recognized $106,000 and $148,000 of interest income, respectively. The amount of interest income recognized by the Company in future periods will be dependent on, among other things, (i) fluctuations in interest rates, (ii) the amounts and timing of any Avoidance Claims Proceeds received in the future, (iii) the amounts and timing of any distributions to holders of Class A Membership Units, and (iv) the amount and timing of the Company's expenses.

          The Company's expenses consist primarily of fees payable to the Transfer Agent, the Manager, and the Company's lawyers and accountants and insurance expenses. The Company had expenses of $176,000 and $183,000 for the period ended December 31, 1997 and the three months ended March 31, 1998. These expenses are expected to fluctuate in future periods based on, among other factors, (i) the volume of transfers of Class B and Class A Membership Units, and (ii) the activity in any period in the D&B Spinoff Litigation. The periodic reporting requirements imposed on the Company under the Securities Exchange Act of 1934 is expected to result in an increase in legal and accounting fees in future periods.

          The Company, together with EBS Pension, L.L.C. (another limited liability company formed pursuant to the Plan), has agreed to indemnify the Debtors and their present or former officers, directors and employees from and against any losses, claims, damages or liabilities by reason of any actions arising from or relating to the Company and any actions taken or proceeding commenced by the Company (other than with respect to any Unresolved

Avoidance Claims that the Company may have against such persons other than in their capacities as officers, directors or employees of the Debtors). Indemnification must first be sought from any applicable officers' and directors' insurance policy, and then from the $1.5 million reserve established by EBS Pension L.L.C. Although to date there has not been any indemnification claim, there can be no assurance such a claim will not be made in the future. All liabilities of the Company, including the foregoing indemnification obligations, will be satisfied from the Company Assets.

          At December 31, 1997 and March 31, 1998, the Company had cash and cash equivalents of $12.0 million and, $12.3 million, respectively. From March 31, 1998 to June 30, 1998, the Company received an additional $2.5 million of cash resulting from additional settlements. On April 15, 1998, the Company distributed an aggregate of $7.0 million to holders of Class A Membership Units as of March 30, 1998. When deciding the amount and timing of the April distribution, the Manager considered, among other things, (i) the terms of the Members Agreement governing distributions (see "Item 11. Description of Registrant's Securities to be Registered - Distributions of Avoidance Claim Proceeds"), and (ii) the anticipated amount of future administrative and litigation expenses. At the time of the April distribution, in accordance with the Members Agreement, the Company reserved $492,844 for distribution to persons who could become holders of Class A Membership Units after March 30, 1998. As of June 30, 1998, the Company had cash and cash equivalents of $7.7 million.
The amount and timing of any future distributions of Avoidance Claim Proceeds will be determined by the Manager in accordance with the terms of the Members Agreement. There can be no assurance that any further distributions will be made.

          The Company is classified as a partnership for federal income tax purposes and, therefore, does not pay taxes. Instead, the Members pay taxes on their proportionate share of the Company's income. See "Item 11. Description of Registrant's Securities to be Registered -- Taxation".


ITEM 3.   PROPERTIES

          The Company does not own or lease any properties.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth certain information regarding the beneficial ownership of the Company's Class A Membership Units of persons owning of record or known to the Company to be the beneficial owner of more than five percent of the outstanding Class A Membership Units as of June 30, 1998. The Manager does not own any Class A Membership Units.

                                             Number of Class A   Nature of Beneficial
                                             -----------------   --------------------
     Name and Address of Beneficial          Membership Units    Ownership                  Percent
     ------------------------------          ----------------    ---------                  -------
     Owner
     -----
     Citibank, N.A.                               798,811        Sole Voting/Investment      7.99%

     Hare & Co.                                   522,787        Sole Voting/Investment      5.23%

     Morgens Waterfall Overseas Partners          614,739        Sole Voting/Investment      6.15%

     Nomura Holding America, Inc.                 718,035        Sole Voting/Investment      7.18%

     Principal Mutual Life                        766,665        Sole Voting/Investment      7.67%

     Swiss Bank Corporation                     1,522,582        Sole Voting/Investment     15.23%

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

          The Company does not have any directors and the Manager, Peter N. Wang, acts as the Company's sole executive officer. Mr. Wang is 49 years old and has been a shareholder and officer of FWB for the past 20 years. The Manager may resign at any time or be removed by the holders (the "Requisite Holders") of 65% or more of the outstanding Class A Membership Units (excluding such holders against whom the Company holds Unresolved Avoidance Claims), with or without cause, at any time, such resignation or removal to be effective upon the appointment of a successor Manager. In the event of the death, resignation, incompetency or removal of the Manager, the Requisite Holders may appoint a successor Manager that is not affiliated with Edison. If such appointment does not occur within 90 days, the Manager or the Manager's representative may petition the Bankruptcy Court for the appointment of a successor Trustee.


ITEM 6.   EXECUTIVE COMPENSATION

          The Members Agreement provides that FWB will receive compensation for the Manager's services to the Company at the standard hourly rates charged for the Manager's services and the services of other persons at FWB who may assist him with his duties. The Company is also obligated to reimburse FWB for reasonable expenses incurred by the Manager and others at FWB in connection with the performance of the Manager's duties to the Company.

          With respect to services rendered from the Inception Date to December 31, 1997, FWB was paid $6,903.00 on account of the Manager's services, $20,995.00 on account of the services of another attorney at FWB who assisted him, and $218.44 in expense reimbursement.

          With respect to services rendered during the six months ended June 30, 1998, FWB was paid $5,440.00 on account of the Manager's services to the Company and $52,054.00 on account of the services of another attorney at FWB who assisted him. The Company also paid $81.00 for the services of a paralegal at FWB and $290.69 in expense reimbursement.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          None.


ITEM 8.   LEGAL PROCEEDINGS

          Other than the D&B Spinoff Litigation described throughout this Registration Statement, the Company is not involved in any legal proceedings.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          There is no established public trading market for the Company's Class A Membership Units. As of June 30, 1998, there were 1,814 certificated holders of record of the Class A Membership Units. See "Item 4. Security Ownership of Certain Beneficial Owners and Management" for more information. See "Item 11. Description of Registrants Securities to be Registered" for a discussion of distribution provisions with respect to Avoidance Claim Proceeds in the Members Agreement and restrictions on transfers of the Class A Membership Units.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

          No securities of the Company which were not registered under the Securities Act of 1933 (the "Securities Act") have been issued or sold by the Company within the past three years, except that in connection with the Plan, as of June 30, 1998, the Company issued 10,000,000 Class B Membership Units to Edison pursuant to the Plan. As of June 30, 1998, the Company had issued 9,470,659 Class A Membership Units upon the cancellation of an equivalent number of Class B Membership Units. Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if certain requirements are met. The Company believes that it is a "successor" to Edison under Section 1145(a)(1) of the Bankruptcy Code and that the offer and sale of the Class A Membership Units pursuant to the Plan otherwise satisfies all of the requirements of Section 1145(a)(1).


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

          The following summarizes certain provisions of the Members Agreement relating to the Class A and Class B Membership Units. This summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Members Agreement, which has been filed as an exhibit to this Registration Statement.

     The Members and the Membership Units

          The owners of the Company are known as Members. The ownership interest of a Member is designated as a "Membership Unit." The Company has the following classes of Membership Units: (i) "Class B Membership Units," which initially represented all of the Company's ownership interests and which were and are held by Edison pending the surrender thereof by Edison for cancellation from time to time in exchange for an equivalent number of Class A Membership Units to be distributed by Edison pursuant to the Plan, and (ii) "Class A Membership Units," which have been and will continue to be distributed by Edison from time to time to holders of Allowed General Unsecured Claims or persons who validly exercise Rights issued pursuant to the Plan. Holders of Class A Membership Units are sometimes referred to herein as "General Members." Membership Units will be issued only as specifically provided for in the Members Agreement and there shall be outstanding a total of 10,000,000 ownership interests (whether Class A Membership Units or Class B Membership Units) throughout the term of the Company's existence. Membership Units constitute personal property and no Member will have a claim to or interest in specific property of the Company.

          Each Class B Membership Unit is represented solely by an entry in the books for registration and transfer provided for in the Members Agreement. Each Class A Membership Unit, including without limitation any Class A Membership Unit that may be issued upon transfer of a Class A Membership Unit, will be evidenced by, and subject to the terms of, a Membership Unit certificate (a "Membership Certificate") in substantially the form set forth in the Members Agreement, with such changes, marks of identification or designation, and such legends, summaries, or endorsements printed thereon as the Company may deem appropriate and are not inconsistent with the provisions of the Members Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto. The Membership Certificates will be executed on behalf of the Company by the manual or facsimile signature of the Manager.

          The Company is entitled to treat the registered holder of any Membership Certificate as the sole owner of the Class A Membership Units represented thereby.

     Distributions of Membership Units

          In connection with each distribution of Class A Membership Units required to be made pursuant to the Plan, Edison first instructs the Company or the Transfer Agent that Edison desires to surrender for cancellation a specified number of Class B Membership Units in exchange for the issuance and delivery to Edison of a like number of Class A Membership Units, to be evidenced by Membership Certificates in such denominations and registered in the names of such holders of Allowed General Unsecured Claims or persons validly exercising Rights (or the designees thereof) as may be specified in such instruction. Following issuance of the requested Class A Membership Units, the Transfer Agent cancels the appropriate number of Class B Membership Units and distributes the Class A Membership Certificates, in accordance with Edison's instruction, to the requesting holders of Allowed General Unsecured Claims. All Class A Membership Units transferred by Edison to holders of Allowed General Unsecured Claims or persons validly exercising Rights issued pursuant to the Plan on any distribution date are deemed to have been issued in exchange for Class B Membership Units and distributed at the end of the last day of the preceding fiscal quarter. All holders of Class A Membership Units agree to file all federal, state and local tax returns in a manner that is consistent with the preceding sentence.

     Capital Contributions; Capital Accounts

          On the Effective Date, the Debtors transferred to the Company, in accordance with the Plan, all of their respective rights, title and interest in and to the Unresolved Avoidance Claims and the $2 million (the applicable portion of the LLC Funding Amount), and such transfers are treated as contributions by Edison to the capital of the Company. In consideration for such initial contribution or the obligations of the Debtors to make such additional contributions, 10,000,000 Class B Membership Units were issued to Edison on the Commencement Date.

          From and after the Effective Date, Class A Membership Units have been and will continue to be issued and delivered to Edison for distribution to holders of Allowed General Unsecured Claims or Persons validly exercising Rights issued pursuant to the Plan. Upon such issuance and delivery, the persons in whose name such Class A Membership Units are registered are admitted to the Company as General Members. Similarly, each person to whom record ownership of a Class A Membership Unit is subsequently transferred is admitted to the Company as a General Member upon the registration of such transfer. See "-- Transfers and Exchanges of Membership Units; Restrictions on Transfer" below for a description of transfer restrictions of the Class A Membership Units.

          No General Member has any obligation to, nor will any General Member be entitled to, make any additional contributions to the capital of the Company. No Member is entitled to withdraw any portion of its contribution or Capital Account, or to receive any distribution from the Company, except as otherwise provided in the Members Agreement.

          A Capital Account is maintained for each Member in accordance with the Members Agreement for purposes of calculating taxes payable by each Member with respect to the Company's activities. See "-- Taxation" below.

     Distributions of Avoidance Claim Proceeds

          Subject to the application of funds and reserve provisions described below, the Members Agreement requires the Manager to distribute to holders of Class A Membership Units, in proportion to their respective Class A Sharing Percentages (i.e. the percentage of all Class A Membership Units held by them), any Avoidance Claims Proceeds (together with interest and proceeds thereon) promptly following the Company's receipt thereof. Amounts available for distribution are first applied to (i) pay related taxes and any administrative and professional expenses, (ii) make certain payments to Edison with respect to taxable income allocated to Edison (described below), (iii) repay any outstanding loans, and (iv) reserve for the amount of future administrative and litigation expenses for the term of the Company. In addition, at any time at which Class B Membership Units remain outstanding, the Manager must withhold from amounts distributed to holders of Class A Membership Units a percentage of the amounts available equal to the percentage of Membership Units represented by Class B Membership Units ("Reserved Amounts"). All Reserved Amounts are held by the Manager separately for the benefit of Class A Membership Units thereafter transferred by Edison pursuant to the Plan and are paid out of such separate account, in proportion on to the percentage of Class B Membership Units to be transferred on such date, as Class A Membership Units are issued. The Manager is entitled to establish record dates for purposes of determining the Members entitled to receive distributions.

          The Company is obligated to make distributions to Edison with respect to taxable income of the Company allocated to Edison on account of its ownership of Class B Membership Units.

     Transfers and Exchanges of Membership Units; Restrictions on Transfer

          Except as described below, any Membership Certificate may be transferred, split up, combined, or exchanged for another Membership Certificate or Membership Certificates. Any Member desiring to transfer, split up, combine, or exchange any such Membership Certificate must make such request in writing delivered to the Manager, and must surrender the Membership Certificate or Membership Certificates to be transferred, split up, combined, or exchanged, with a form of assignment duly executed by the Member thereof, at the principal office of the Transfer Agent. Thereupon or as promptly as practicable thereafter, the Company or the Transfer Agent will prepare, execute, and deliver the Membership Certificate or Membership Certificates, as the case may be, as so requested. Neither the Company nor the Transfer Agent will be required to issue or deliver any Membership Certificates in connection with any transfer, split up, combination, or exchange of Membership Certificates unless and until the Member requesting the issuance or delivery thereof has paid to the Manager the amount of any tax or governmental charge that may be payable in connection with such transfer, split up, combination, or exchange or has established to the satisfaction of the Manager that any tax or governmental charge has been paid.

          Upon receipt by the Company and the Manager of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Membership Certificate, and, in case of loss, theft, or destruction, of indemnity or security reasonably satisfactory to them, and reimbursement to the Company and the Manager of all reasonable expenses incidental thereto, and upon surrender to the Manager and cancellation of the Membership Certificate if mutilated, the Manager or the Transfer Agent will prepare, execute, and deliver a new Membership Certificate of like tenor to the Member in lieu of the Membership Certificate so lost, stolen, destroyed, or mutilated.

          All Membership Certificates surrendered for the purpose of transfer, split-up, combination or exchange must be delivered to the Company or the Transfer Agent for cancellation and will be canceled by the Company or the Transfer Agent, and no Membership Certificates will be issued in lieu thereof except as expressly provided in the Members Agreement.

          A General Member may not transfer any beneficial interest in its Class A Membership Unit, other than in an Unrestricted Transfer (as defined below). Any purported transfer of a Class A Membership Unit by a General Member in violation of the restrictions of the Members Agreement is null and void.

          Any General Member may, upon providing (i) such evidence to the Company as the Manager may reasonably require (including, if required by the Manager, an opinion of counsel reasonably satisfactory to the Manager), to the effect that such transfer will not result in the Company ceasing to be classified as a partnership for federal income tax purposes, and (ii) such assurances as the Manager may reasonably require with respect to the reimbursement of any expenses that may be incurred by the Company in connection with such transfer, transfer all or any portion of the record or beneficial interests in the Class A Membership Units owned by such General Member to any person. Subject to the foregoing and to applicable law, the following transfers constitute "Unrestricted Transfers":

          (i) A transfer or series of transfers by a Member within a thirty-day period which involves the Transfer of more than 2% of the outstanding Class A Membership Units;

          (ii) A transfer or series of related transfers by one or more Members (acting together) which involves the transfer of 50% or more of the outstanding Class A Membership Units;

          (iii) Transfers of Class A Membership Units effected through a qualified matching service (withing the meaning of Treasury Regulation (S) 1.7704-1(g)(2); or

          (iv) Transfers in which the basis of the Membership Unit in the hand of the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor.

          The Members have agreed that irreparable damage would occur in the event that any Member transfers, or attempts to transfer, any equity interest in the Company in violation of the Members Agreement and that the Company shall be entitled to specific performance with respect to these transfer restrictions in addition to recovering attorney's fees from the breaching party and any other remedy at law or equity.

     Taxation

          The Company is classified as a partnership for federal income tax purposes and the Members may not make any election or take any action that would cause the relationship of the Members under the Members Agreement to be treated as other than a partnership for federal income tax purposes. Each Member's Capital Account is increased by certain amounts, including such Member's share of the Company's income and gain, and decreased by certain amounts, including distributions to such Member. No Member with a deficit balance in its Capital Account is obligated to restore or repay such deficit balance. The Company's income and loss for any fiscal year is allocated to the Members as follows: (i) first, all items of income consisting of interest or other earnings on Reserved Amounts is allocated to the Class B Membership Units in proportion to their respective Class B Sharing Percentages (i.e. the percentage of all Class B Membership Units owned by them); and (ii) second, all other income and loss is allocated to the Members in proportion to their Overall Sharing Percentages (i.e. the percentage of all Class A and Class B Membership Units owned them). No interest is paid by the Company with respect to the balance of any Capital Account.

     Withdrawal

          No Member may resign from the Company or effect a partial or complete withdrawal from the Company.

     Reports to Members

          The Company will furnish to the Members, promptly after filing thereof with the Securities and Exchange Commission (the "SEC") each Annual Report on Form 10-K filed by the Company with the SEC (or, if the Company is not required to file an Annual Report on Form 10-K in respect of a particular fiscal year, will furnish to the Members, within a comparable time frame following the end of such fiscal year, an annual report containing information substantially identical to that which would have been included in an Annual Report on Form 10-K).

     Jurisdiction and Venue

          Except with respect to the matters specified in the Members Agreement for which the Bankruptcy Court will have retained jurisdiction or for which proceedings may be commenced in any court in which an Unresolved Avoidance Claim is pending, any action or other legal proceeding brought under the Members Agreement will be subject to the jurisdiction of the State of Delaware or the courts of the United States located in the State of Delaware. Each of the Members has consented to the jurisdiction of Delaware for actions or legal proceedings brought by any other Member or the Company arising out of or relating to Members Agreement and has waived any objection which it may have to the laying of the venue of such suit, action or proceeding in any of such courts.

     Legal Proceedings; Indemnification

          No Member has any right by virtue of any provision of the Members Agreement to institute any action or proceeding in law or in equity against the Debtors or any party other than the Company upon or under or with respect to the Company's assets. If any Member becomes involved in legal proceedings unrelated to the business of the Company in which the Debtors or the Company is called upon to provide information, the Member will indemnify and hold harmless the Debtors, the Company and the Manager against all costs and expenses, including, without limitation, fees and expenses of attorneys and other advisors, incurred by the Debtors, the Company or the Manager in preparing or producing the required information or in resisting any request for production or obtaining a protective order limiting the availability of the information actually provided by the Company or the Manager.

     Waivers

          Each of the Members has irrevocably waived any right or power that such Member might have to: (i) cause the Company or any of the Company's assets to be partitioned; (ii) cause the appointment of a receiver for all or any portion of the Company Assets; (iii) compel any sale of all or any portion of the Company's assets; and (iv) file a complaint, or to institute proceeding at law or in equity, to cause the dissolution or liquidation of the Company.

     Meetings of Members

          Meetings of the Members may be called and held at the Company's expense for any purpose by the Manager in which event the Manager will designate any place, within or without the State of Delaware, as the place for such meeting. Written or printed notices stating the place, day and hour of the meeting and the purpose or purposes for which such meeting is called, will be delivered by the Company to each Member not less than ten (10) days nor more than fifty (50) days before the meeting. If all of the Members meet at any time and place, either within or without the State of Delaware, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any Company action may be taken.

          At each meeting of the Members, the holders of record of a majority of the Class A Membership Units, present in person or by proxy, shall constitute a quorum for the transaction of Company business. In the absence of a quorum, any Member present at such meeting in person or by proxy shall have the power to adjourn such meeting until a quorum shall be constituted. Unless otherwise provided by law or the Members Agreement, the affirmative vote of the holders of record of a majority of the Class A Membership Units represented at a meeting at which a quorum is present shall constitute an act of the Members. At any meeting of the Members, a Member may vote by proxy executed in writing by such Member or by his duly authorized representative. Such proxy shall be filed with the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in such proxy. Members may participate in any meeting through telephonic or similar communications equipment by means of which all persons participating in the meeting can hear one another, and such participation shall constitute presence in person at such meeting.

          Any action required to, or which may, be taken by the Members may be taken without a meeting if consent thereto in writing, setting forth the action so taken, shall be signed by the holders of record of a majority of the Class A Membership Units. A written consent may be in one or more instruments, each of which may be signed by one or more Members. No notice need be given of action proposed to be taken by written action, or an approval given by written action, unless specifically required by the Delaware Act.

          The Manager is entitled to establish record dates for purposes of determining the Members entitled to receive notices or exercise voting rights.

          There have been no meetings of Members through June 30, 1998.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The following summarizes certain provisions of the Members Agreement relating to the indemnity of the Manager, the Company's sole executive officer. This summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Members Agreement, which has been filed as an exhibit to this Registration Statement.

          To the fullest extent permitted by the Delaware Act, the Company, to the extent of its assets legally available for that purpose, will indemnify and hold harmless the Manager from and against any and all loss, cost, damage, expense (including without limitation fees and expenses of attorneys and other advisors and any court costs incurred by the Manager) or liability by reason of anything the Manager does or refrains from doing for, or in connection with the affairs of, the Company, except to the extent that it is finally judicially determined by a court of competent jurisdiction that the loss, cost, damage, expense or liability resulted primarily from the Manager's gross negligence or willful breach of a material provision of the Members Agreement which in either event causes actual material damage to the Company. The Company may pay in advance or reimburse reasonable expenses (including advancing reasonable costs of defense) incurred by the Manager if he is or is threatened to be named or made a defendant or a respondent in a proceeding concerning the affairs of the Company.

          To the extent future enactments or judicial decisions permit an expansion of the rights of indemnification afforded to the Manager by the Company, then the Members have expressed their intention and agreement to automatically amend the Members Agreement to permit and authorize the indemnification of the Manager by the Company to the maximum extent permitted by law. The Members Agreement authorizes the Manager to execute, on behalf of all Members, such amendments to the Members Agreement as may be appropriate to give further effect to the agreement described in this paragraph.

          To the extent commercially reasonable, the Manager will cause the Company to purchase and maintain insurance, to the extent and in such amounts as the Manager, in his sole discretion, deems reasonable, on behalf of the Manager, against any liability that may be asserted against, or expenses that may be incurred by, the

Manager in connection with the activities of the Company, regardless of whether the Company would have the power to indemnify the Manager against such liability under the provisions of the Members Agreement.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

          See Item 15 and pages F-1 to F-8.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     Financial Statement and Schedules

          Financial Statements. The following Financial Statements of the Company and the Report of Independent Auditors are included at pages F-2 through F-8 of this Registration Statement.

Independent Auditor's Report                        F-2
EBS Litigation, L.L.C.
Balance Sheet at December 31, 1997, March 31,
1998 (unaudited) and June 30, 1998 (unaudited)      F-3

EBS Litigation, L.L.C.
Statement of Income for the periods ended
December 31, 1997, March 31, 1998 (unaudited)
June 30, 1998 (unaudited)                           F-4

EBS Litigation, L.L.C.
Statement of Changes in Members' Equity for the
periods ended December 31, 1997, March 31, 1998
(unaudited) and June 30, 1998 (unaudited)           F-5

EBS Litigation, L.L.C.
Statement of Cash Flows for the periods ended
December 31, 1997, March 31, 1998 (unaudited)
and June 30, 1998 (unaudited)                       F-6

EBS Litigation, L.L.C.
Notes to Financial Statements                       F-7

*Exhibits
---------

Exhibit
Number     Item
-------    ---------------------------------------------------------------------
2.1        Amended Joint Plan of Reorganization of Edison Brothers Stores, Inc.

3.1        EBS Litigation, L.L.C. Certificate of Formation

3.2        EBS Litigation, L.L.C. Membership Agreement

23.1       Consent of Independent Public Accountants

27.1       Financial Data Schedule

* Exhibits previously filed with S.E.C on July 29, 1998 with the Form 10 and are not attached hereto.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on October 20, 1998.



                                     EBS LITIGATION, L.L.C..
                                     (Registrant)



                                     By: /s/ PETER N. WANG
                                         -----------------------------------
                                         Peter N. Wang
                                         Manager

                         Index to Financial Statements

Independent Auditors' Report......................................................................F-2

EBS Litigation, L.L.C. Balance Sheet at December 31, 1997, March 31, 1998 (unaudited) and June
     30, 1998 (unaudited).........................................................................F-3

EBS Litigation, L.L.C. Statement of Income for the periods ended December 31, 1997, March 31,
     1998 (unaudited), and June 30, 1998 (unaudited)..............................................F-4

EBS Litigation, L.L.C. Statement of Changes in Members' Equity for the periods ended December
     31, 1997, March 31, 1998 (unaudited) and June 30, 1998 (unaudited)...........................F-5

EBS Litigation, L.L.C. Statement of Cash Flows for the periods ended December 31, 1997,
     March 31, 1998 (unaudited) and June 30, 1998 (unaudited).....................................F-6

EBS Litigation, L.L.C. Notes to Financial Statements..............................................F-7

                          Independent Auditors' Report


                       Rubin, Brown, Gornstein & Co., LLP
                           230 South Bemiston Avenue
                              St. Louis, MO 63105



Members
EBS Litigation, L.L.C.
St. Louis, Missouri


We have audited the accompanying balance sheet of EBS Litigation, L.L.C., a Delaware limited liability company, as of December 31, 1997 and the related statements of operations, changes in members' equity and cash flows for the period beginning September 25, 1997 and ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EBS Litigation, L.L.C. as of December 31, 1997, and the results of its operations and its cash flows for the period beginning September 25, 1997 and ended December 31, 1997 in conformity with generally accepted accounting principles.


                         /s/ RUBIN, BROWN, GORNSTEIN & CO., LLP
                         --------------------------------------
                         Rubin, Brown, Gornstein & Co., LLP


July 1, 1998

                            EBS LITIGATION, L.L.C.
                                 Balance Sheet
  December 31, 1997, March 31, 1998 (unaudited) and June 30, 1998 (unaudited)

                                                               March 31, 1998  June 30, 1998
                                            December 31, 1997   (unaudited)     (unaudited)
                                            -----------------  --------------  -------------
Assets:

Cash

  Available for general operations                $12,021,196     $12,252,164     $7,295,498

  Available for future holders of Class B
   Membership Units                                                                  399,293

Interest receivable                                    48,499          51,350         31,070

Prepaid insurance                                       -              48,768         23,563
                                                  -----------     -----------     ----------

Total assets                                      $12,069,695     $12,352,282     $7,749,424
                                                  ===========     ===========     ==========

Liabilities:

Accrued expenses                                  $   147,259     $   181,730     $  182,236
                                                  -----------     -----------     ----------

Total liabilities                                     147,259         181,730        182,236
                                                  -----------     -----------     ----------

Members' equity:

Membership Units (Class A - 10,000,000
 authorized, 9,064,140, 9,342,874 and
 9,470,659 issued and outstanding at
 December 31, 1997, March 31, 1998,
 and June 30, 1998, respectively;
 Class B - 935,860, 657,126 and 529,341
 authorized, issued and outstanding at
 December 31, 1997, March 31, 1998,
 and June 30, 1998, respectively).

Paid-in capital                                     2,000,000       2,000,000          -

Retained earnings                                   9,922,436      10,170,552      7,567,188
                                                  -----------     -----------     ----------

Total members' equity                              11,922,436      12,170,552      7,567,188
                                                  -----------     -----------     ----------

Total liabilities and members' equity             $12,069,695     $12,352,282     $7,749,424
                                                  ===========     ===========     ==========

  The accompanying notes are an integral part of these Financial Statements.

                            EBS LITIGATION, L.L.C.
                              Statement of Income
     For the Periods Ended December 31, 1997, March 31, 1998 (unaudited)
                         and June 30, 1998 (unaudited)

                                                Three Months   Three Months
                                 Period Ended      Ended           Ended      Six Months Ended
                                 December 31,  March 31, 1998  June 30, 1998   June 30, 1998
                                     1997       (unaudited)     (unaudited)     (unaudited)
                                 ------------  --------------  -------------  ----------------
Income:

Defendant payment revenue         $ 9,991,975        $283,621     $2,571,856        $2,855,477

Interest                              106,048         147,849         98,579           246,428
                                  -----------        --------     ----------        ----------

Total income                      $10,098,023        $431,470     $2,670,435        $3,101,905
                                  -----------        --------     ----------        ----------

Expenses:

Transfer agent and settlement
 administration fees              $    67,224        $ 21,000     $   26,451        $   47,451

Legal and accounting fees              41,540          70,674         52,729           123,403

Manager fees                           28,116          31,057         26,809            57,866

Insurance                              26,575          24,657         25,205            49,862

Other                                  12,132          35,966         39,060            75,026
                                  -----------        --------     ----------        ----------

Total expenses                        175,587         183,354        170,254           353,608
                                  -----------        --------     ----------        ----------

Net income                        $ 9,922,436        $248,116     $2,500,181        $2,748,297
                                  -----------        --------     ----------        ----------

  The accompanying notes are an integral part of these Financial Statements.

                            EBS LITIGATION, L.L.C.

                    Statement of Changes in Members' Equity

     For the Periods Ended December 31, 1997, March 31, 1998 (unaudited)
                         and June 30, 1998 (unaudited)

                                                   Class A       Class B
                                                  Membership    Membership     Paid In      Retained
                                                    Units         Units        Capital      Earnings        Total
                                                  ----------   -----------   -----------   -----------   -----------
Balance, September 25, 1997                                -             -   $         -   $         -   $         -

Original capital contribution                              -    10,000,000     2,000,000             -     2,000,000

Units transferred                                  9,064,140    (9,064,140)            -             -             -

Current period income                                      -             -             -     9,922,436     9,922,436
                                                  ----------   -----------   -----------   -----------   -----------
Balance, December 31, 1997                         9,064,140       935,860     2,000,000     9,922,436    11,922,436

Units transferred (unaudited)                        278,734      (278,734)            -             -             -

Current period income (unaudited)                          -             -             -       248,116       248,116
                                                  ----------   -----------   -----------   -----------   -----------
Balance, March 31, 1998 (unaudited)                9,342,874       657,126     2,000,000    10,170,552    12,170,552

Current period capital distribution (unaudited)            -             -    (2,000,000)   (5,103,545)   (7,103,545)

Units transferred (unaudited)                        127,785      (127,785)            -             -             -

Current period income (unaudited)                          -             -             -     2,500,181     2,500,181
                                                  ----------   -----------   -----------   -----------   -----------
Balance, June 30, 1998 (unaudited)                $9,470,659   $   529,341   $       -0-   $ 7,567,188   $ 7,567,188
                                                  ==========   ===========   ===========   ===========   ===========


   The accompanying notes are an integral part of these Financial Statements.

                            EBS LITIGATION, L.L.C.
                            Statement of Cash Flows
     For the Periods Ended December 31, 1997, March 31, 1998 (unaudited)
                         and June 30, 1998 (unaudited)

                                                                           Three Months      Six Months
                                                                              Ended            Ended
                                                        Period Ended      March 31, 1998   June 30, 1998
                                                      December 31, 1997    (unaudited)      (unaudited)
                                                      -----------------   --------------   --------------
Cash flows from operating activities:

  Net income                                                $ 9,922,436      $   248,116      $ 2,748,297

  Reconciliation of net income to cash flows provided by operating activities:

    Interest in prepaid insurance                                 -              (48,768)         (23,563)

    (Increase) decrease in interest receivable                  (48,499)          (2,851)          17,429

    Increase in accrued expenses                                147,259           34,471           34,977
                                                            -----------      -----------      -----------

    Cash flows provided by operating activities              10,021,196          230,968        2,777,140
                                                            -----------      -----------      -----------

Cash flows from financing activities:

  Capital contribution                                        2,000,000            -                -
                                                            -----------      -----------      -----------

  Capital distribution                                                                         (7,103,545)

  Cash flows provided by financing activities                 2,000,000            -           (7,103,545)
                                                            -----------      -----------      -----------

Net increase in cash and cash equivalents                    12,021,196          230,968       (4,326,405)

Cash and cash equivalents at beginning of period                  -           12,021,196       12,021,196
                                                            -----------      -----------      -----------

Cash and cash equivalents at end of period                  $12,021,196      $12,252,164      $ 7,694,791
                                                            ===========      ===========      ===========

  The accompanying notes are an integral part of these Financial Statements.

                            EBS LITIGATION, L.L.C.
                         Notes to Financial Statements
 December 31, 1997, March 31, 1998, (unaudited) and June 30, 1998 (unaudited)


1. Description of business

   EBS Litigation, L.L.C. (the "Company") is governed by a Members Agreement, dated as of September 25, 1997 (the "Members Agreement"). Pursuant to the Members Agreement, the Company's purposes are to (a) prosecute, settle and/or liquidate the Unresolved Avoidance Claims relating to the distribution by Edison Brothers Stores, Inc. ("Edison") of approximately 4.4 million shares of common stock of Dave & Busters, Inc. to holders of Edison common stock in the form of a dividend and all related transactions (the "Unresolved Avoidance Claims"), (b) receive, and administer the cash proceeds of the Unresolved Avoidance Claims, and (c) distribute the net proceeds to the appropriate holders of Membership Units (the "Members") in accordance with the Members Agreement.

2. Summary of significant accounting policies

   This summary of significant accounting policies is presented to assist in evaluating the Company's financial statements included in this report. These principles conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Basis of presentation

   These financial statements include the accounts of the Company for the periods from September 25, 1997 through December 31, 1997, January 1, 1998 through March 31, 1998, January 1, 1998 through June 30, 1998 and April 1, 1998 through June 30, 1998 (Statement of Income only).

   The accompanying unaudited financial statements as of and for the three months ended March 31, 1998 and as of and for the three and six month periods ended June 30, 1998 include all adjustments necessary for a fair presentation of the results for the interim periods presented. These adjustments are of a normal recurring nature.

   Cash and cash equivalents

   Cash consists of amounts held in an account in the Company's name at a highly-rated financial institution, along with U.S. Treasury Securities purchased and held in the Company's name.

   Accrued expenses

   Accrued expenses includes amounts payable to service providers and other vendors. Amounts are payable within one year.

   Defendant payment revenue

   Defendant payment revenue is determined on an accrual basis and represents settlements with individual defendants of Avoidance Claims during the period.

   Interest

   Interest income is determined on the accrual basis. Interest receivable includes amounts due to be received within one year.

   Expenses

   All expenses of the Company are recorded on the accrual basis of accounting.

   Income taxes

   The Company is not subject to income taxes. Instead, the Members report their distributive share of the Company's profits and losses on their respective income tax returns.

3. Members' equity

   On September 25, 1997, Edison transferred the rights, title and interest in the Unresolved Avoidance Claims. In addition, as of September 25, 1997, Edison was obligated to provide cash funding to the Company of $2.0 million, which was subsequently paid on October 16, 1997. Such transfer and funding were in exchange for 10,000,000 Class B Membership Units of the Company, which represented all of the outstanding Membership Units of the Company. On December 12, 1997, in accordance with the Company's Members Agreement and the Plan of Reorganization, Edison exchanged 9,064,140 Class B Membership Units for 9,064,140 Class A Membership Units of the Company and simultaneously distributed such Class A Membership Units to holders of Allowed General Unsecured Claims.

   During February 1998, Edison exchanged an additional 278,734 Class B Membership Units for 278,734 Class A Membership Units of the Company and simultaneously distributed such Class A units to holders of Allowed General Unsecured Claims. All outstanding Class B Membership Units will eventually be exchanged and an equivalent number of Class A Membership Units distributed to the holders of Allowed General Unsecured Claims as required by the Members Agreement and Plan of Reorganization. At March 31, 1998, Edison held 657,126 Class B Membership Units.

   (The information below has not been subjected to an audit).

   On April 15, 1998, the Company distributed $7.0 million to all Class A Membership Unit holders of record as of March 31, 1998. In addition, $0.1 million was distributed to the holders of the Class A Membership Units that were distributed in June 1998. Additionally, $.5 million is being held back for future holders of the remaining Class B Membership Units.

   During June 1998, Edison exchanged an additional 127,785 Class B Membership Units for 127,785 Class A Membership Units of the Company and simultaneously distributed such Class A Membership Units to holders of Allowed General Unsecured Claims.

4. Subsequent events (unaudited)

   Receipt of Dave & Busters settlement revenue

   On August 26, 1998, the Company received a total of $2.1 million of settlement proceeds from Dave & Busters that will be available for future distributions to Class A Membership Unit holders.

   Cash on deposit as of August 31, 1998

   As of August 31, 1998, the aggregate sum of $9.8 million was on deposit for the account of EBS Litigation. Such sum represents the sum of aggregate D&B Spinoff Settlement Proceeds, the L.L.C. funding amount and accrued interest through August 31,1998, less disbursements through August 31,1998.

   Distribution to members

   On October 8, 1998, the Company distributed $6.6 million to all Class A Membership Unit holders of record as of October 1, 1998. In addition, $.4 million is being held back for future holders of the remaining Class B Membership Units.